UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

98 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Appointment of New Director

On January 6, 2025, Brazil Potash Corp., a corporation existing under the laws of the Province of Ontario, Canada (the “Company”), announced the appointment of Christian Joerg as a new member of the board of directors (the “Board”) of the Company, effective immediately.

Mr. Joerg is Chief Executive Officer of VA Intertrading Aktiengesellschaft (VAIT), Austria’s leading trading company. Most recently, Mr. Joerg served as Vice President, Trade, SALIC (Saudi Agricultural and Livestock Investment Company) and was previously head of Agriculture Supply Chain Investments and Portfolio Management responsible for the development and execution of Saudi Arabia’s global food security strategy. Previously, Mr. Joerg served as CEO of MAG Commodities (2013-2016), Vice President and Managing Director for Viterra’s Europe, Middle East and Africa operations (2008-2013), Executive Director of Commodity Trade Finance at UBS (2005-2008), and Vice President and Managing Director of Collateral Management at SGS (1998-2005). Mr. Joerg holds degrees from Dr. Räbers Business College in Zürich and the Agricultural College Strickhof. He is multilingual, speaking German, English, French, and Dutch.

There are no family relationships between Mr. Joerg and any director or executive officer of the Company.

Issuance of Press Release

On January 6, 2025, the Company issued a press release announcing the appointment of Christian Joerg as a new member of the Board. A copy of the Company’s press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated as of January 6, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: January 6, 2025	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer